QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

PROTECTION ONE, INC.
COMBINATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)
(UNAUDITED)

	PROTECTION ONE
	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Earnings
Pretax loss from continuing operations before accounting change	$(84,326)	$(51,905)	$(483,127)	$(106,582)	$(66,002)
Adjustments
Fixed charges(B)	44,398	40,101	43,023	51,737	60,353

Earnings as adjusted(A)	(39,928)	(11,804)	(440,104)	(54,845)	(5,649)

Ratio of earnings to fixed charges (A) divided by (B)	(0.90)	(0.29)	(10.23)	(1.06)	(0.09)
Deficiency of earnings to fixed charges	84,326	51,905	483,127	106,582	66,002

QuickLinks

PROTECTION ONE, INC. COMBINATION OF RATIO OF EARNINGS TO FIXED CHARGES (IN THOUSANDS) (UNAUDITED)